April 25, 2024

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

Re:	Request for Acceleration – First Phosphate Corp. Registration Statement on Form 20-F, as amended

(File No. 000-54260)

Ladies and Gentlemen:

First Phosphate Corp. (the “Company”) respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 20-F (File No. 000-54260), and permit said Registration Statement to become effective at 4:30 p.m. (Eastern Time) on April 29, 2024, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 or dnauth@nauth.com with any questions with respect to this request. Please notify Mr. Nauth when this request for acceleration has been granted.

Sincerely,

First Phosphate Corp.

/s/ John Passalacqua

John Passalacqua

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC